

February 10, 2014

Via E-mail
Daniel J. Oh
Chief Executive Officer
Renewable Energy Group, Inc.
416 South Bell Avenue
Ames, IA 50010

> **Re: Renewable Energy Group, Inc.**
> **Registration Statement on Form S-4**
> **Filed January 14, 2014**
> **File No. 333-193345**

Dear Mr. Oh:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Forms 10-K for both Renewable Energy Group, Inc. and Syntroleum Corporation for the fiscal year ended December 31, 2012 are currently under staff review. Please note that we will not accelerate the effective date of the registration statement until all comments on these reviews have been resolved.

2. We note your disclosure that certain Syntroleum officers, including Syntroleum's Chief Executive Officer, intend to accept employment with REG. To the extent that any Syntroleum officers will serve as executive officers at REG, please provide the disclosure required by Item 18(a)(7) of Form S-4 with respect to these officers, including the information required by Item 402 of Regulation S-K.

Prospectus Cover Page

3. We note that the amount of shares Syntroleum will receive is dependent upon the amount of aggregate cash transferred to REG Synthetic at closing and is also subject to a maximum amount to the extent the per share value of REG's common stock at closing is equal to or greater than $12.91. Please revise throughout your prospectus as appropriate to provide the following disclosure regarding the amount of consideration that will be received by Syntroleum shareholders:

- The approximate value per share that the formula used to determine total consideration is designed to provide shareholders;

- An illustrative table disclosing the amount of REG common shares that may be issued as consideration under alternative scenarios in which there may be an adjustment to the number of REG shares;

- To the extent accurate, that if the price of REG's stock falls below current values, Syntroleum does not have the right to terminate the transaction and the value of the consideration received by shareholders may be considerably less than the value based on the current trading price; and

- That shareholders will not know at the time of the vote the number of shares they will receive.

4. Consistent with your disclosure on page three, please disclose that the final distribution of the REG shares to Syntroleum shareholders is not likely to be made until more than three years after Syntroleum files the certificate of dissolution with the Secretary of State. Please include similar disclosure under "Liquidating Distributions to Stockholders; Nature, Amount and Timing" on page 108.

Proposal One—The Asset Sale Proposal, page 63

Background of the Asset Sale, page 63

5. Please revise your disclosure in this section to ensure it presents a materially complete description of all relevant discussions and negotiations relating to the transaction, including the reasons for REG's acquisition of the assets of Syntroleum as required by Item 4 of Form S-4. We note that, as currently drafted, the disclosure addresses only Syntroleum's reasons for engaging in the transaction. Your revised disclosure should also describe in sufficient detail who initiated contact among the parties, identify all parties present at the meetings, and explain the material issues discussed and the positions taken by those involved in the meetings. For example, we note that your disclosure does not discuss how REG's initial interest in Syntroleum's Bio-Synfining® technology developed into an interest in the transaction as it is currently structured, why the

transaction was ultimately structured as a sale of substantially all assets, and the negotiations that led to the determination of the number of shares to be issued and the maximum dollar value of such shares. Please note that these are just examples. Please revise your disclosure in this section accordingly.

6. In the middle of page 66, you refer to a discussion of agreements that Syntroleum had with Tyson. Please revise this statement to identify and provide context for your reference to "Tyson."

7. On pages 66-67, you state that Piper Jaffray furnished to Syntroleum's board of directors a detailed analysis of the effect of differing RIN and feedstock pricing on Syntroleum's current financial model for its membership interest in Dynamic Fuels. Please note that if a report, opinion or appraisal materially related to the transaction has been received from an outside party and referred to in the prospectus, your disclosure must provide the information required by Item 1015(b) of Regulation M-A with respect to such report, opinion or appraisal. In addition, any written materials contained or used in the report, opinion or appraisal, as well as the consent of the outside party, must be filed as exhibits to the Form S-4. Please refer to Items 4(b) and 21(c) of Form S-4. In the alternative, please tell us why you do not believe Items 4(b) and 21(c) apply.

Opinion of Syntroleum's Financial Advisor, page 73

Analysis Related to Dynamic Fuels, page 77

8. In the first sentence, you state that certain analyses relate to Dynamic Fuels as a whole rather than Syntroleum's 50% ownership interest in Dynamic Fuels. Please disclose the reason for this assumption, as well as the effects of this assumption on the analyses as compared to conducting the analysis based on Syntroleum's actual ownership in Dynamic Fuels.

Certain Material United States Federal Income Tax Consequences . . . , page 116

9. We note that you have represented that the asset sale and subsequent liquidation and dissolution of Syntroleum are intended to constitute a tax-free reorganization, but you also state that no tax opinion has been sought with respect such transactions. Given that the tax-free reorganization is a material tax consequence of the transactions, please note that you are required to include a tax opinion of counsel. Please revise your disclosure in this section and throughout the prospectus as appropriate to set forth counsel's opinion as to such matters. Please ensure that the tax opinion and prospectus disclosure complies with the guidance for tax opinions set forth in Staff Legal Bulletin No. 19 (October 2011). Please also delete the word "certain" in the phrase "certain material United States federal income tax" from the heading and disclosure in this section.

Comparison of Stockholder Rights, page 140

10. In the second paragraph, we note you qualify certain information by reference to the Delaware General Corporation Law. You may not qualify information in your prospectus by reference to information outside the prospectus. Refer to Securities Act Rule 411(a) and revise your disclosure accordingly.

Annex D

11. We note the reference to $3.4 million in the second paragraph. As disclosed in the prospectus/proxy statement, it appears that this amount is actually $3.2 million. Please advise as to whether there have been changes to the Asset Purchase Agreement after the conclusion of Piper Jaffray's review, and revise your disclosure as appropriate.

Exhibits

12. Please file as exhibits the form of proxy card and the legal and tax opinions. Please note that we will need adequate time to review these documents prior to accelerating the effective date of the registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or Erin Jaskot, Staff Attorney, at (202) 551-3442 with any questions.

Sincerely,

/s/ Erin K. Jaskot, *for*

Pamela Long
Assistant Director

cc: William T. Krause, Esq.
        Pillsbury Winthrop Shaw Pittman LLP (*via E-mail*)